HOUSERAISING, INC.
4801 East Independence Boulevard, Suite 201
Charlotte, North Carolina 28212
(704) 532-2121

September 25, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549-7010

ATTN:	Rufus Decker, Accounting Branch Chief
Division of Corporation Finance

Re:	HouseRaising, Inc.
Form 10-KSB for the fiscal year ended December 31, 2006
Form 10-QSB for the periods ending March 31, 2007 and June 30, 2007
File No. 0-50701

Ladies and Gentlemen:

Thank you for your comment letter dated August 16, 2007 (the “Comment Letter”), with respect to the above-captioned Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (the “Form 10-KSB”) and Form 10-QSB for the period ended March 31, 2007 and June 30, 2007 (the “Form 10-QSB”). We are prepared to file our amended Form 10-KSB and 10-QSBs of HouseRaising, Inc., a North Carolina corporation (the “Company”), which incorporate our responses to your comments, but we first wanted to run each of our responses and amended disclosures by the Commission for review. Numbered paragraphs set forth below refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed a clean copy of this letter with requested redactions to be submitted under separate confidentiality submittal, on the EDGAR system in the Company’s correspondence file, and, after receiving any additional comments from the Commission and incorporating them we would propose to file a clean copy of our amended Form 10-KSB and 10-QSBs on the EDGAR system. We would also send clean and marked copies to the staff of the Commission by overnight courier.

For your information, we have redacted portions of this letter to preserve the confidentiality of certain information about our Company. We hereby request confidential treatment of the redacted information pursuant to Rule 200.83.

Securities and Exchange Commission
September 25, 2007

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements
Consolidated Statements of Cash Flow, page 15

1. We note your response to prior comment 3 from our letter dated June 28, 2007. We note that you are including your cash payments related to capitalized software within operating cash flows. With reference to paragraph 17c of SFAS 95, tell us why these cash outflows are not reflected within your investing activities.

Response 1: We followed what other companies appeared to be doing in this area, but will move the payments related to capitalized software to the investing activities as per your comment for the 10-KSB and 10-QSB. See anticipated revision below for the 10-KSB:

Securities and Exchange Commission
September 25, 2007

HouseRaising, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,999,358)	$(4,120,994)
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities:
Value of Stock issued for services deducted as expenses (non cash item)	2,172,654	2,944,726
Depreciation	57,007	33,686
Change in Assets and Liabilities:
(Increase)/Decrease in Accounts Receivable	(477,082)	3,023
(Increase)/Decrease in Excess Costs Over Billings on Uncompleted Contracts	(34,138)	(126,729)
(Increase)/Decrease in Other Assets	(45,740)	-
Increase/(Decrease) in Interest Payable	16,526	-
Increase/(Decrease) in Accounts Payable	8,301	323,116
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,301,830)	(943,172)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Investment in subsidiary operations	-	(148,335)
(Increase)/Decrease in Capitalized Software	(1,313,257)	(545,210)
Purchase of property and equipment	(71,161)	(45,717)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(1,384,418)	(739,262)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	-	475,000
Net Adjustments to Paid in Capital and Retained Earnings	3,477	-
Principal Reductions on Notes Payable	(191,019)	-
Increase/(Decrease) in borrowings on Line of Credit	2,749,109	1,475,050
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	2,561,567	1,950,050

NET INCREASE IN CASH AND
CASH EQUIVALENTS	(124,681)	267,616

CASH AND CASH EQUIVALENTS:
Beginning of Period	292,383	24,767

End of Period	$167,702	$292,383

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR:
Interest	$224,212	$96,180

NON-CASH OPERATING ACTIVITIES:
Value of Common Stock and Warrants issued in exchange for services	$2,172,653	$2,944,726
Value of Common Stock issued for additions to Capitalized Software	$315,000	1,603,248
Value of Preferred Stock issued for additions to Capitalized Software	$1,375,000	-

NON-CASH FINANCING ACTIVITIES:
Value of Common Stock issued for debt converted to stock	$325,946	-

Securities and Exchange Commission
September 25, 2007

Note A - Summary of Significant Accounting Policies, page 17
Revenue Recognition, page 18

2. We have reviewed your response to prior comment 5 from our letter dated June 28, 2007 and have the following additional comments.

•
Provide us with a representative copy of your design/build sales contract. Also, indentify the accounting literature you reference to support your accounting for your design/build sales contracts and assess the appropriateness of such literature given the terms of your contracts.

Response 2a: A representative copy of the company’s design/build sales contract is provided pursuant to Rule 200.83. The Company follows the completed-contract method of reporting for its design/build sales contracts as per ARB 45.

•
With reference to the specific terms of your design/build sales contract (i) address how you determined that you are the primary obligor under the contract and (ii) clarify who retains the legal rights to the work in progress.

Response 2b: In regards to the specific questions noted above: (i) the design/build sales contracts are between HouseRaising (through one of its wholly-owned, licensed building subsidiaries) and the homebuyer. The Company is the primary obligor under the contract because we are legally responsible and have 100% of the risks associated with this obligation; (ii) HouseRaising (through its wholly-owned building subsidiaries) retains legal rights to the work in progress.

•
With reference to the specific terms of your design/build sales contract, address your basis for carrying the difference between the work performed and revenue collected on the balance sheet under “Excess costs over billings on uncompleted contracts.” Address the guidance in FIN39 with regard to the right to offset. Tell us why you do not reflect the total construction costs incurred as inventory and the revenues received as deferred revenue.

Response 2c: The Company uses the completed-contract method of reporting and thus only recognizes income when the contract is completed or substantially so. According to Paragraph 13 of ARB 45, the excess of accumulated costs over related billings should be shown on the balance sheet as a current asset and an excess of accumulated billings over related costs should be shown among the liabilities. If costs exceed billings on some contracts and billings exceed costs on others, the contracts should ordinarily be segregated so that the figures on the asset side include only those contracts on which costs exceed billings, and those on the liability side include only those on which billings exceed costs. Further, it is suggested by this ARB that the asset item be described as “costs of uncompleted contract in excess of related billings” rather than as “inventory” or “work in process”. The company has followed this approach in its reporting. All contracts reported are situations where costs exceed billings and there are no situations where billings exceed costs, therefore the amount shown on the balance sheet reflects the total of excess of accumulated costs over related billings.

Securities and Exchange Commission
September 25, 2007

•
You indicate that “…all vendors operating in the Management Platforms or providing products or services to the project are paid from the construction loan and down payment provided by the homebuyers.” Please tell us more about this statement. Are vendors paid directly by the homebuilder? If so, how and when does the Company record the amounts incurred by the vendor? Also clarify what you mean by Management Platforms.

Response 2d: The vendors are paid directly by the Company (through its licensed, building subsidiary that has a contract with the homebuyer to build the design/build home). The statement regarding homebuyers was intended to communicate that the homebuyers pay the Company based on a 10-part draw system as work is performed and inspected from funds the homebuyers either have in hand or a construction loan they establish with a bank or mortgage company.

The reference to “Management Platforms” is a means that the Company uses to categorize the work that has to be performed in the designing and building of a unique home into six (6) individual roles each managed by specialists. For example, Management Platform #1 is Consult (this covers the marketing and sales part of the process), Management Platform #2 is Create (the design and pricing of the homebuyer’s custom home), Management Platform #3 is Coordinate (coordinating the process through the development of plans, specifications, budgets, loan applications and accompanying the customer through plan reviews, preliminary site inspections and insuring that the customer understands all of the specifics of the project to be built), Management Platform #4 is Cash Flow (maintaining the data representing all accounting, scheduling and all communications involved between the builder and homeowners on a daily basis and assists in maintaining the job-cost files, construction loan draws and closing of loans), Management Platform #5 is Construction (the actual construction of the design/build project) and Management Platform #6 is Closing (the closing of the project, including preparing a final punch list—items needing touch-up, review of closing documents, coordinating builder’s efforts to complete punch list items on a timely basis, total job analysis, warranty and final review).

•	We note that you recognize 6% of the contract at the point that the homebuyer has signed a design/build contract. With reference to SAB topic 13.A.3.f, tell us the appropriateness of this accounting.

Response 2e: We have read the reference to nonrefundable up-front fees under SAB 13.A.3.f and believe that the recognition of 6% of the contract at the point that we have a fully executed design/build contract does reflect a matching of income and expenses and that the services provided for such income does have sufficient utility separate and independent of the company’s performance of the rest of the contract. In fact, it would be possible for the homebuyer to take such services and go to another contractor to build that home.

Securities and Exchange Commission
September 25, 2007

•	You indicate that you are the general contractor for the homebuilding activities. As previously requested, assess the appropriateness of your accounting and disclosures in light of SFAS 66 and 67.

Response 2f: In reviewing SFAS 66 and 67, it does not appear that these statements apply to the Company’s situation. The Company does not purchase land or hold homes in inventory for future sale or rental purposes. For our homebuilding activities, the Company contracts with homebuyers or investors that already own land to build a design/build custom home(s). In this case, as described under Response 2c, we follow the completed-contract method of reporting revenue (as directed by ARB 45). The Company’s realty brokerage division does help customers sell their existing house and identify a parcel of land that they may want to buy for building a custom home, but the revenues for these services are commission-only and reported upon closing of the home or land transaction.

3. Provide us with additional information regarding your builder agreements you refer to in response to prior comment 8. Provide us with a representative copy of these agreements and address how you recognize revenues under these agreements. In this regard, we note your disclosure on page 18 of your form 10-KSB that HouseRaising performs the role of general manager of projects through associate builder relationships and that associate builders contract to have HouseRaising design, price and manage home projects with its system. Clarify who is party to this contract and your basis for recording the sales price of these contracts as revenues. How and when does HouseRaising get paid under these contracts?

Response 3: A representative copy of the company’s builder agreements is provided pursuant to Rule 200.83. For clarification purposes, it should be noted that the only entities that have signed design/build sales contracts for HouseRaising with homebuyers are the Company’s two principal wholly-owned licensed, building subsidiaries: HouseRaising of the Carolinas, LLC (formerly HouseRaising of Greater Charlotte, LLC) and HouseRaising of the Gulf Coast, LLC. No design/build sales contracts being reported in the Company’s filings as in-process or completed have been signed by one of the 50% owned entities. While we remain very optimistic that these agreements will generate substantial new business, we are still working out a number of details that could impact how this is done. For example, in light of insurance requirements in some of the states of operation, the company is reviewing whether it’s better to pursue sales agreements under these 50% LLCs or, instead, under the two main operating entities. The company will notate this consideration in future filings. Furthermore, any agreements under these 50% owned entities would also include careful review of financial reporting in light of FIN45 and FIN46R.

In response to your question, it was anticipated as part of the company’s overall plan that the company would sign agreements with associate-member builders in which HouseRaising would act as general manager of the building project and charge the builder for the management platform services provided to the associate-member builders as such services are provided and then share in any profits earned on the project which would be paid at the completion of the project. Revenues for such services would be recorded as earned. The company does not currently have any of these relationships, but would not rule out the potential of such relationships in the future. The Company will make sure that its filings clearly delineate this situation going forward.

Securities and Exchange Commission
September 25, 2007

4. Provide us with additional information regarding your renovation contracts. Provide us with a representative copy and address how you recognize revenue under these contracts.

Response 4: A representative copy of the company’s renovation sales contract is provided pursuant to Rule 200.83. Revenue is recognized in the same manner as its design/build sales contracts following the completed-contract method of reporting. Typically a renovation contract is completed in a shorter time frame than a design/build contract.

5. Addressing our concerns noted above, please show us your revised disclosure regarding your revenue recognition for each identified revenue stream.

Response 5: The Company has added language showing the number of homes closed in the reporting period (see also Response 13) and added language that delineates that there are currently no contracts signed by the 50% owned entities and that the company is reviewing its insurance requirements to determine viability of using these entities going forward.

	As of May 15, 2007	As of May 15, 2006
HouseRaising Zone Operations
Total Revenues from contracts	$20,000 (3-31-07)	$277,000 (3-31-06)
Service fees (included above)	$20,000 (3-31-07)	$59,625 (3-31-06)
Number of contracts closed	0	1
Signed contracts (new and remodel)	$8.0 million	$3.0 million
HouseRaisingMembership
Series 200 builders (10-20 homes each)	10+	0
HouseRaisingRealty
Commission Income	$39,000 (3-31-07)	0 (3-31-06)
Closed sales transactions	$2.7 million ($72k commissions)	0 (0)
Pending sales transactions	$5.6 million (~$175k commissions)	0 (0)
Active listings	$6.5 million	0

The following language will be added to “Note A—Summary of Significant Account Policies” where the list of subsidiaries is provided:

As of the date of this report, the Company has not signed any design/sales contracts with any of the 50% limited liability companies. All design/build contracts have been engagements between HouseRaising’s 100% owned, licensed building companies, principally HouseRaising of Greater Charlotte, LLC and HouseRaising of the Gulf Coast, LLC. While the company fully expects to have signed agreements with the parties involved in the 50% limited liability companies, it is still evaluating the economic impact of various costs, such as state insurance requirements, of using this vehicle for building homes. Until such time as this matter is resolved, the company will continue to sign all contracts with its 100% owned, licensed building companies

Capitalized Software, page 18

6. We have reviewed your response to prior comment 7 from our letter dated June 28, 2007 and have the following additional comments.

•
The table you provided that details the expenditures you have capitalized since December 31, 2003 identifies most of the parties as contractors. However, we note that Mr. Neerings, Ms. Carriker and Mr. McLemore are employees of the Company. Please reassess and revise your table as appropriate. For each employee you identify, tell us how you determined the extent of the time spent directly on the project (as required by SOP 98-1) and how the time spent on the project was commensurate with the amount capitalized as software costs. In this regard, we note that based on the Summary Compensation Table presented in your Definitive Proxy Statement filed on April 16, 2007, it appears that you are capitalizing a substantial amount, if not all, of the compensation afforded Mr. Neerings, Ms. Carriker and Mr. McLemore. Address the appropriateness of this apparent allocation of costs based on their job descriptions and the amount of time spent directly on the software project.

Securities and Exchange Commission
September 25, 2007

Response 6a: The table has been revised for purposes of this reporting. The time allocation was determined based on assessment of how each individual spent their time. Mr. Neerings as Chief Technology Officer and principle architect of building the system spent his entire time on developing the system and was thus 100% capitalized. Mr. McLemore as President and Founder of the company focused his entire efforts on converting his 40+ years of residential home building experience into the system and was thus 90% capitalized for the periods noted and the balance of 10% expensed. Without Mr. McLemore’s time and efforts, there would not be a System-C for the Company to use. Ms. Carriker as Senior Vice President provided her 20 years of experience in handling the back-office components of residential home building and spent most of her time focused on developing the management platforms for the system using her experience and was thus 75% capitalized for a two year period of time and 25% expensed. Once the system was completed and fully implemented as of December 31, 2006, Ms. Carriker’s time was shifted to 75% expense. Now that the new realty brokerage system has also been completed (see Response 8), Ms. Carriker’s time is expected to be 100% expensed.

•
You disclose on page 8 that the Board of Directors authorized the issuance of a bonus to Mr. McLemore of 500,000 shares of Class B Convertible Preferred Stock in consideration of his agreement to amend his employment agreement. You further disclose that the Board cited the fact that Mr. McLemore co-signed a promissory note in favor of the Company and that Mr. McLemore agreed to assign all right, title and interest that he owned in two copyrighted applications for System C. Based on these cited bases for issuing the 500,000 shares of Class B Convertible Preferred Stock, it does not appear appropriate to record the entire value of the 500,000 shares as capitalized software as your table indicates that you have done. Please advise or revise your accounting and/or your disclosures as appropriate.

Response 6b: The Company did not record the entire value of the 500,000 shares as capitalized software, but rather used the same % allocation associated with Mr. McLemore’s time as described in Response 6a above (90% capitalized) and expensed the rest. The Company did begin amortizing part of the cost associated with Mr. McLemore’s obligation under a promissory note over the period of that note, however, the untimely death of Mr. McLemore in late 2006 negated this option and the entire obligation was handled as described.

•
You also disclose on page 8 that the Board of Directors authorized the issuance of a bonus to Mr. Neerings of 100,000 shares of Class B Convertible Preferred Stock in consideration of his agreement to amend his employment agreement. You further disclose that the Board cited Mr. Neerings exceptional service to the Company and his role in developing the Company’s System C. Based on these cited bases for issuing the 100,000 shares of Class B Convertible Preferred Stock, it does not appear appropriate to record the entire value of the 100,000 shares as capitalized software as your table indicates that you have done. Please advise or revise your accounting and/or your disclosures as appropriate.

Securities and Exchange Commission
September 25, 2007

Response 6c: The issuance of the Class B Convertible Preferred Stock in consideration of Mr. Neerings past exceptional service, his instrumental role in developing the Company’s capitalized software and amending his management agreement was a one-time transaction that was irrevocable. Thus, while the Convertible Preferred Stock cannot be converted into Common Stock for a three-year period of time, the grant itself cannot be rescinded. The allocation of this issuance to capitalized software was based on the same allocation of Mr. Neerings time as his other compensation. In a similar manner, the Company allocated to expense the issuance of Convertible Preferred Stock made to an executive whose time was normally expensed.

•
The table you provided indicates that for stock issuances, your basis for valuation was the value of services. With reference to the trading prices for your stock on the date you issued the stock, confirm that the value of services was not significantly different than the value of the common stock issued. With reference to the appropriate authoritative literature you relied on, address any accounting differences for shares issued to employees versus non-employees.

Response 6d: Typically there is negligible difference in the amounts. The company does account for the issuance of stock for services according to FAS123R. The company has a pre-defined formula (approved by the Board of Directors) for handling all stock issuances for compensation for employees. For non-employees the Company does use the fair value of services provided and then calculates the number of shares issued for this consideration based on the price of the shares at the date of the commitment for performance or, if agreed upon with the contractor at the time of engagement, at the date the services have been completed. This follows the guidance of EITF 96-18: Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Typically individuals that receive compensation in the form of shares are independent contractors. At the point that the company converted its outside contractors to employees, it signed a co-employment agreement with Administaff and compensates all individuals in cash rather than shares of stock in the Company.

Securities and Exchange Commission
September 25, 2007

7. We note your response to prior Comment 8 from our letter dated June 28, 2007. Notwithstanding our above comments regarding the appropriateness of the amounts you have capitalized, we have the following additional comments regarding the recoverability of your capitalized software.

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Please identify Year 1 in your cash flow projections. If Year 1 is 2007, provide support for your significant projected 2007 gross revenues in light of your $315,000 in revenues for the 6 months ended June 30, 2007. Address how your revenues earned to date support your 2007 projected revenues. Clarify how you determined Year 2 and Year 3 revenues.

Response 7a: The Company is providing pursuant to Rule 200.83 a copy of the quarterly projections for year 1, which is indeed 2007. We indicated in our response that as a result of our founder’s death in late 2006 and a delay in obtaining our building license in Louisiana, that we thought we were about one quarter behind in our projections. From a revenue perspective, the first quarter forecast was for about $558,000 in revenues whereas our year-to-date total revenues (sales, realty income and other income) is about $441,000. The forecasted revenues include revenues from construction and consulting (other revenue) services. Because we do not record the revenue until a project is completed and closed, it’s important to consider the total value of contracts we have signed and are under various stages of construction. As we have reported in our 10-QSB for June 30, 2007, we have $8.5 million of signed contracts for new home and renovation projects and $16.3 million in development projects. These are an indication of the work that will be completed in the future and the reason that we believe that our forecast is still reasonable. Despite the revenue shortfall, in our own cash flow analysis, we found that for the first six months of the year that we had approximately $80,000 higher cash expenditures than we had forecasted because we reduced cash expenditures to offset the lower revenues and gross profit.

In response to the SEC’s concerns and also in light of the Company’s one quarter lag in performance, the Company has updated its three-year financial projections as of August 31, 2007 and provided a copy of this information pursuant to Rule 200.83. The first two quarters of 2007 are based on actual performance and the rest are projections based on known contracts and expected growth in our zone operations. The projections for 2007 in this revised forecast were based on signed contracts and known activity that we expect to be completed by year-end. The projections for year 2 and year 3 are based on the value of the signed contracts previously indicated and a projection of new contracts to be signed and completed based on work in process and previously communicated sales pipeline activity.

•
Confirm that your projected revenues only relate to your homebuilding activities. Otherwise, provide your basis for including other revenue streams in your analysis regarding the recoverability of your capitalized software.

Response 7b: The projected revenues are principally, but not exclusively, for homebuilding activities. They also include consulting revenue related to homebuilding services. In our previously submitted forecast, we included disaster relief services for banks, insurance companies and government agencies, using our system to track individual reconstruction of homes. We anticipated that some of these efforts would also turn into a more conventional design/build homebuilding sales contract, but the forecast included projections for some consulting revenue for the disaster relief services. Revenue under these arrangements would be recorded as earned. We spoke with a number of entities in the Louisiana and Mississippi area following Hurricane Katrina. While these services have not yet generated any significant revenue, we do still expect that this will happen. Furthermore, as a result of modifying our system in 2007, we are now able to use it for our realty brokerage operation which has generated revenues, but was not originally included in the forecast. All of our services use our capitalized software system as a means to generate revenues and thus should be considered when evaluating the recoverability of the capitalized software. In our revised forecast as of August 31, 2007, we have only included revenue streams for homebuilding activities, realty brokerage and membership services.

Securities and Exchange Commission
September 25, 2007

•
Tell us more about your work in progress backlog of $8 million. How did you determine this amount? Tell us more about your current prospective sales pipeline of over $40 million and how such amounts are reflected in your projections. Tell us why pending realty sales transactions and active listings impact your assessment regarding the recoverability of your capitalized software.

Response 7c: The work in progress backlog of $8.5 million (as of the filing of our 10-QSB for June 20, 3007) is based on signed contracts with homebuyers (as illustrated in Response 2a above). This represents the total value of the signed contracts and does not include changes that could still occur going forward. The $40 million prospective sales pipeline reference in previous correspondence (which we reiterate does not mean that this will all convert into actual signed contracts) is based on the value of the homes that prospective custom homebuyers (that have already been pre-qualified) want to build based on our meetings with them. We identify and meet with prospects as a follow-up to home shows that we have attended, referrals from our internet site and from our realty operation. In the first four months of 2007 alone, we participated with a booth display the following home shows: two in Charlotte, NC; two in Greenville, SC; one in Cabarrus County, NC; one in Winston-Salem, NC; one in Greensboro, NC; one in Asheville, NC; one in Rock Hill, SC; one in Fayetteville, NC; one in Raleigh, NC; and one in New Orleans, LA. Pending realty sales transactions and active listings do not impact our assessment regarding recoverability of the capitalized system nor are they included in the calculation under Response 7d below. They are an indication of expected future closed realty sales transactions which are included in the assessment and calculation.

•
As previously requested, provide detailed support for your estimated future cash flows, discount rates and other material assumptions, including your estimated significant decrease in your selling, general administrative expenses and corporate expenses as a percentage of sales for the three years presented.

Response 7d: The Company is providing pursuant to Rule 200.83 a copy of more detailed support for its estimated future cash flows, including its updated forecast as of August 31, 2007. Using these three-year projections, the Gordon Growth Model method of calculating terminal value for future earnings using the 3rd year results, a discount rate of 20% and growth rate of 10%, the company has calculated both the net present value of future cash flows and the total of expected future cash flows using these assumptions and provided the outcome under separate submittal to protect its confidentiality. These results reaffirm that the capitalized software is not impaired.

Securities and Exchange Commission
September 25, 2007

The Company does not believe that using the gross sales line as a means of estimating the selling, general, administrative or corporate expenses is reasonable. The company projects that corporate expenses would only increase moderately over the three year forecast period. Most of the increase in costs associated with an increased number of home building projects is included in the zone operations or in the direct cost of goods sold. The company would expect some increase as the company completes is corporate staff, but feels that the projections are reasonable. In regards to the selling, general and administrative expenses, the Company believes that the projected three fold increase over the three year time horizon is commensurate with the increase in net revenues. A substantial portion of the costs of building a home are in the hard costs (“sticks and bricks”) and do not require more personnel to manage other than the direct costs already included in the building of the home.

•
You indicate that you do not have a copy of the forecast you provided us in 2004. It is unclear to us how you were able to perform your analysis regarding recoverability of your capitalized software as of December 31, 2004 and December 31, 2005 without reference to your historical assessments and underlying assumptions as of December 31, 2003. Notwithstanding this point, we remind you that the forecast you provided us in 2004 projected $8 million, $80 million and $200 million in revenues for 2006, 2007 and 2008 and cash flows of $480,000, $4.8 million and $12 million for 2006, 2007 and 2008.

•
In order for us to assess management’s ability to appropriately forecast the company’s future revenues and cash flows, please provide us with the cash flow analysis you prepared as of December 31, 2004 and December 31, 2005 such that you concluded that your capitalized software was not impaired as of those dates. If you did not subsequently attain the revenues and cash flows you projected, please explain why not.

Response 7e and 7f: The forecasts that were used at the time such an assessment was made would have been similar to the anticipated growth shown in the projections stated in your question as well as those that we have provided in response to the Commission’s letter of June 28, 2007 and August 16, 2007. While the current management team was not engaged during the early time periods referenced in your question, suffice to say that despite the Company’s best efforts, it did take longer than anticipated to complete the system and thus actually commence selling new design/build homes and renovation contracts. At this point in time, the Company has completed the capitalized software, commenced amortizing it and fully utilizing the system for purposes of selling new design/build home and renovation contracts as referenced in response to earlier questions.

As provided in response to the previous question, we believe the current analysis shows that anticipated future revenues and cash flows are sufficient to justify the recoverability of the capitalized software. The Company has included with its response to the previous question, an analysis using similar assumptions, the projections previously reported and the carrying cost of the capitalized software as of December 31, 2004 and December 31, 2005 that management believes supports the recoverability of the capitalized software for those periods. The company would not expect going forward to continue accruing significant costs associated with its capitalized software.

Securities and Exchange Commission
September 25, 2007

•
Given the significance of this intangible asset, we believe robust disclosures regarding how you assess this asset for recoverability is necessary for a reader’s full understanding of your financial statements. Please provide a more detailed description of the valuation method used to determine if your capitalized software is impaired as of the balance sheet date. Provide details regarding how you calculated cash flows for your impairment test, including your assumptions used to support recoverability. Address for readers whether your actual results in 2004, 2005 and 2006 supported the cash flow projections you prepared for your assessment of the recoverability of your capitalized software as of December 31, 2003, 2004 and 2005. If necessary provide a comprehensive discussion of why your assumptions were not realized. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in impairment of your capitalized software balance. Refer to SEC Interpretive Release No. 33-8350, SEC Other Release No. 33-8040 and SEC Proposed Release No. 33-8098 for additional guidance.

Response 7g: The Company will add a more extensive disclosure regarding how it has assessed the capitalized asset for recoverability. See anticipated revision below:

Impairment of Long-Lived Assets—The Company evaluated the recoverability of its property and equipment, and other assets in accordance with Statements of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. Each year the company uses its operating forecast for the subsequent three year period and the Gordon method of projecting a terminal value for future results based on the third-year cash flow projections to determine the estimated future undiscounted cash flows attributable to its principal asset. The company then also calculates discounted cash flows using a 20% discount rate. In both instances there was not impairment. Actual results for 2005 and 2006 did not meet the cash flow projections prepared in our assessment of the recoverability of the capitalized software as of December 31, 2004 and 2005. The principal reason that these projections were not achieved is that the time to develop the capitalized software was significantly greater than expected. If this situation were to continue for an indefinite period of time, this may have resulted in the capitalized software being impaired. The Company did, however, complete the capitalized software as of December 31, 2006 and will commence depreciating the asset in 2007. Going forward, if the Company is not able to generate sufficient design/build contracts, it is possible the capitalized software could be impaired.

•	Given the significance of this asset, demonstrate supplementally and expand your disclosures as appropriate to clarify your basis for your estimated 15 year useful life for this computer software.

Response 7h: The Company has invested over 7 years of development time and expertise in putting its capitalized software together. The system itself is based on over 40 years of residential homebuilding experience of the founder, Mr. Robert McLemore. The Company is not aware of any other entity that has a system that has the capabilities of System-C. Typically it takes between 9 and 12 months to build a custom home. Using FAS 142, the company believes that the estimated useful life of this asset is 15 years, which would be the period the asset is expected to contribute directly and indirectly to the future cash flows of the Company. While it’s possible the period could be longer, we feel this time period is reasonable. Going forward, the company expects only a modest level of ongoing maintenance to support the system. The Company will add additional disclosures to clarify our basis for using an estimated 15 year useful life. See anticipated revision below:

Securities and Exchange Commission
September 25, 2007

Capitalized Software—Certain capitalized software assets have been contributed to the Company from related entities under common ownership and control. The capitalized software assets include certain external direct costs of materials and services consumed in developing internal-use software (System C) for home plans and designs, and operating systems and policies for homebuilders. These costs include payroll and payroll-related costs for employees and contractors who are directly associated with and who devote time to the internal-use computer software project (to the extent of the item spent directly on the project) during the application development stage. Training costs, data conversion costs, internal costs for upgrades and enhancements, and internal costs incurred for maintenance are all expensed as incurred. General and administrative costs and overhead costs are also expensed as incurred. The Company commenced amortizing Capitalized Software (System-C) during the first quarter of 2007. The Capitalized Software will be amortized on a straight-line basis over the estimated economic life of the asset (determined to be 15 years) at a quarterly expense of approximately $229,000. The Company invested over 7 years of development time and expertise in putting its capitalized software together. The system itself is based on over 40 years of residential homebuilding experience of the founder, Mr. Robert V. McLemore. The Company is not aware of any other entity that has a system that has the capabilities of System-C. Typically it takes between 9 and 12 months to build a customer home. Using FAS 142, the company believes that the estimated useful life of this asset is 15 years, which would be the period the asset is expected to contribute directly and indirectly to the future cash flows of the Company.

8. We note your response to prior comment 9 from our letter dated June 28, 2007. You indicate that the capitalized software was ready for intended use in the beginning of 2007. Tell us why you capitalized $500,000 in cash and stock related to your capitalized software. In a manner similar to the table you provided in response to prior comment 7, provide us details surrounding the appropriateness of capitalizing these costs. Also address the payment dates and the periods of service provided.

Response 8: The Company founded HouseRaisingRealty, LLC at the end of 2006 and commenced expanding its capitalized system to address the unique needs of a realty brokerage operation. The costs that were capitalized during the noted period were for purposes of system development related to this new entity. The Company substantially completed its work on this effort as of June 30, 2007 and would not expect to capitalize additional resources associated with this endeavor. Going forward, the Company would expect to expense any maintenance costs or minor improvements to its system. A table is provided below that details the expenditures (stock and cash payments) our company has capitalized since March 31, 2007 through June 30, 2007. All costs include payroll and related benefits. A similar table was already provided for the period ending March 31, 2007 in our letter dated July 27, 2007.

BALANCE AS OF 3/31/07				14,240,643.00

CAPITALIZED COSTS FOR 2ND QUARTER, 2007
Payments to B. Cary for system development services	Employee	Cash		14,476.00
Payments to B. Paride for system development services	Employee	Cash		9,889.00
Payments to C. Durden for system development services	Employee	Cash		9,861.00
Payments to C. Gagliardo for system development services	Employee	Cash		31,007.00
Payments to G. Ely for system development services	Employee	Cash		28,510.00
Payments to G. Neerings for system development services	Employee	Cash		49,478.00
Payments to J. Davis for system development services	Employee	Cash		6,771.00
Payments to J. Wolff for system development services	Employee	Cash		19,814.00
Payments to K. Carriker for system development services	Employee	Cash		12,213.00
Payments to M. Boyer for system development services	Employee	Cash		35,451.00
Payments to Y. Perez for system development services	Employee	Cash		11,305.00
Reimbursement for health expenses related to capitalized services	Contractor	Cash		426.17
Stock issued to Estate of R. V. McLemore per contractual obligations (404,807 shares)	Third party	Stock	Value of Services/Contract	107,500.00
BALANCE AS OF 6/30/07				14,577,344.17

Securities and Exchange Commission
September 25, 2007

Net Loss per Common Share, page 18

9. We have reviewed your response to prior comment 10 from our letter dated June 28, 2007. Please ensure you also disclose a reconciliation of the numerators and denominators of the basic and diluted per share computations for the prior period as well.

Response 9: A revised disclosure “note M” will be added to include a reconciliation of the numerators and denominators of the basic and diluted per share computations for the prior period. See anticipated revisions below.

NOTE M—NET LOSS PER COMMON SHARE

The Company’s reconciliation of the numerators and denominators of the basic and fully diluted loss per share is as follows:

	For the Year Ended December 31, 2006			For the Year Ended December 31, 2005
	Income	Shares	Per-Share	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
Net Income/(Loss)	$(2,999,358)			$(4,120,994)

Basic EPS
Income available to common stockholders	(2,999,358)	48,183,225	$(0.06)	(4,120,994)	40,467,025	$(0.10)

Effect of Dilutive Securities
Warrants	-	-		-	-
Convertible preferred stock	-	-		-	-

Diluted EPS
Net Income/(Loss)	$(2,999,358)	48,183,225.00	$(0.06)	$(4,120,994)	40,467,025.00	$(0.10)

Note F - Equity, page 21

10. We have reviewed your response to prior comment 13 from our letter dated June 28, 2007. With reference to the authoritative literature and in light of your common stock’s trading on the OTC Bulletin Board, address the appropriateness of valuing certain transactions based on the services provided rather than the value of the stock issued.

Response 10: In this case the two values are the same. Whenever possible the company has used the valuation of services provided and then calculated the number of shares associated with this valuation. Occasionally it is not possible to get an exact value of services provided and the value of the stock becomes a fair and reasonable estimate of that value.

Securities and Exchange Commission
September 25, 2007

11. We have reviewed your response to prior comment 13 from our letter dated June 28, 2007. As we previously requested, please address any beneficial conversion feature and whether there are rights (i.e. redemption rights, registration rights) related to Class B Preferred Shares issued during 2006 that require recognition in your financial statements.

Response 11: As previously set forth in our earlier response, each share of Class A Convertible Preferred Stock, Class B Convertible Preferred Stock and Class C Convertible Preferred Stock has a contractual and legally enforceable right to convert into a specified number of shares of our restricted common stock at a pre-determined Conversion Ratio on the Conversion Date. There are no beneficial conversion features, and the only conversion features are as just described. In addition, our convertible preferred shares have no redemption rights, registration rights or other rights that would require recognition in our financial statements.

Note J - Commitments/Leases, page 24

12. We have reviewed your response to prior comment 14 from our letter dated June 28, 2007. As required by paragraph 16(b) of SFAS 13, please provide your minimum lease payments in the aggregate rather than on a lease by lease basis. As we previously requested, please include the disclosures required by paragraph 16(c) of SFAS 13 regarding your operating leases.

Response 12: A revised disclosure will be added to the filing. See the entire revised Note J below:

NOTE J—COMMITMENTS/LEASES

On November 1, 2005, HouseRaising entered into a Lease Agreement, extendable by the Company, whereby the Company agreed to lease the entire second floor at Independence Tower (approximately 11,000 square feet) located at 4801 E. Independence Boulevard, Charlotte, NC for an annual rent obligation of approximately $100,000. HouseRaising will utilize this additional space for estimators and designers recruited to support the Company’s Gulf Coast initiative and a sales and product display center to support operations in North and South Carolina. The space will continue to serve as corporate headquarters for HouseRaising, Inc. and HouseRaisingAcademy, which include the Company’s consolidation of its acquisition of LearnBytes, LLC, and the operations of HouseRaisingUSA, LLC (and its various subsidiaries), HouseRaisingMembership, LLC, HouseRaising Disaster Relief, LLC and HouseRaisingRealty, LLC.

On November 27, 2006, HouseRaising of the Gulf Coast, LLC (“HR-Gulf Coast”), a subsidiary of HouseRaising, Inc., entered into a Lease Agreement with CSC Investments, LLC whereby HR-Gulf Coast agreed to lease space at 4024 and 4030 (A-C) Canal Street, New Orleans, Louisiana to accommodate the Company’s new design center and continue its expansion efforts for its Gulf Coast operations in New Orleans. The Company entered into a five year agreement, commencing December 1, 2006 and expiring November 30, 2011 with a five year option to lease approximately 10,000 square feet for an annual rent of approximately $144,000. After the 36th month of the lease, the Landlord can increase rent up to 2% annually. The Company will utilize this space for sales and product design center to support building and disaster relief operations in Louisiana, and provide space for builders, estimators and designers recruited to support the Company’s Gulf Coast operations. HouseRaising of the Gulf Coast, LLC also has established a small business office location in Gulfport, MS.

Securities and Exchange Commission
September 25, 2007

In December 2005, the Company entered into a lease agreement for computer equipment. The monthly payments are $2,298.75 per month for 48 months starting June, 2006. In October 2005, the Company entered into a lease agreement for computer hardware and software. The monthly payments are $560.68 per month for 24 months beginning December, 2005. In September 2005, the Company entered into a lease agreement for computer hardware and software. The monthly payments are $248.53 per month for 24 months beginning November, 2005. In May, 2006, the company entered into a lease agreement for computer hardware and software. The monthly payments are $121.00 per month for 48 months beginning June, 2006.

Future minimum rental payments as of December 31, 2006 are as follows:

Year ending December 31:
2007	$281,690
2008	273,037
2009	273,277
2010	264,336
2011	240,080
$1,332,419

Management’s Discussion and Analysis, page 26

13. We have reviewed your response to prior comment 15 from our letter dated June 28, 2007. Please expand upon the table you will provide to reflect the delineation of your revenue streams to address the changes in these revenue streams from period to period. Specifically, you should disclose the number of homes closed during each period presented and address the reasons for the underlying changes in this important indicator of your homebuilding revenues.

Response 13: The Company has added the comparative information and references requested by the Commission to the table and will also add a statement in the narrative section as show below:

	For Period	For Period
	Ending	Ending
	December 31, 2006	December 31, 2005
HOUSERAISING REVENUE STREAM:
Revenues from Custom Homebuilding Operations:	$1,249,221	$584,466
Revenues from Realty Services:	0	0
Revenues from Disaster Relief Services:	0	0
Revenues from Builder-Memberships:	1,500	0
Revenues from HouseRaisingAcademy:	0	0
Other Revenues:	522,078	188

TOTAL REVENUES	$1,772,799	$584,654

Number of New Custom Homes Completed:	2	1
Number of Remodeling Projects Completed:	4	[1]

The following information will be added to the MD&A section describing sales for the company.

The Company completed 2 new homes and 4 renovation contracts for the period ending December 31, 2006 compared to 1 new home and 1 renovation contract for the same period in 2005.

Item 8-A - Controls and Procedures, page 30

14. We have reviewed your response to prior comment 18 from our letter dated June 28, 2007. Your proposed disclosure refers to your quarterly report. Please revise to refer to your annual report, since this disclosure is presented in your Form 10-KSB.

Securities and Exchange Commission
September 25, 2007

Response 14: Requested changes will be made to the filings. See the revised anticipated second paragraph of the disclosure shown below:
Disclosure Controls. Disclosure Controls and procedures are those controls and procedures designed with the objective of ensuring that information required to be disclosed in our reports filed with the Commission under the Exchange Act, such as this annual report, is recorded, processed, summarized and reported within the time period specified in the Commission's rules and forms. Disclosure In addition, Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer, principal financial officer, and chief administrative officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Exhibit 31 - Certifications

15. We have reviewed your response to prior comment 19 from our letter dated June 28, 2007. Please address the following:

•	Ensure that you refer to the amended filing in note 1. For example, you should disclose “I have reviewed this report on Form 10-KSB/A for the year ended December 31, 2006 of HouseRaising, Inc.”

•	In notes 5(a) and (b), your disclosure of “internal controls” should be “internal controls over financial reporting.” See item 601(b)(31) of Regulation S-B.

•	Please delete the statement “all of which do not apply” in notes 5(a) and (b).

Response 15: All of these changes have been made. See the revised illustration below of the revised certification for the Chairman/CEO which will also be modified for the other reporting officers.

Securities and Exchange Commission
September 25, 2007

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2007

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 16

Sales and Cost of Sales, page 20

16. We note that you recorded $20,112 of revenues and gross profit for the three months ended March 31, 2007. You indicate in Management’s Discussion and Analysis that the $20,112 related to service fees generated for future projects. Please clarify why no related costs of services have been recorded. In this regard, we note your response to prior comment 5e that for the recognition of the revenues related to the management services (i.e. the 6% fee collected upfront) the related services had already been performed by Company personnel, including sales, architectural drawings and designing and engineering services.

Response 16: The related costs of services for the fees were recorded under selling, general and administrative expenses. The company has revised its income statement to report such expenses under cost of goods sold. See the anticipated revised income statement shown below:

HouseRaising, Inc. and Subsidiaries
Consolidated Statement of Operations
For the three months ended March 31, 2007 and 2006

	2007	2006
SALES AND COST OF SALES
Sales	$20,112	$277,636
Gross Profit	0	6,828

OTHER REVENUES
Other Income	43,458	0
Total Other Revenues	43,458	0

EXPENSES
Selling, general and administrative	747,706	224,530
Consulting, professional fees, and salaries—stock based comp	581,065	307,475
Interest	145,978	30,831
Depreciation	245,725	8,421
TOTAL EXPENSES	1,720,474	571,257

Net Loss	$(1,677,016)	$(564,429)
Net (loss) per share—basic and fully diluted	(0.03)	(0.01)
Weighted average shares outstanding	51,770,224	45,377,509

Securities and Exchange Commission
September 25, 2007

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2007

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 21

Highlights of Recent Activities, page 21

17. Please provide us with a copy of the development agreement you entered into with a developer for purposes of developing property and building approximately 31 single family homes.

Response 17: A copy of the requested development agreement is provided pursuant to Rule 200.83.

Gross Profit, page 28

18. Please enhance your disclosure to provide specific information regarding how you derived a gross profit of $128,215 for the six months ended June 30, 2007. In light of your disclosure that states “the profit margin for the projects was more than 20%,” your disclosure should clearly indicate how you obtained a 40% profit margin during this period, as opposed to a 25% profit margin for the six months ended June 30, 2006. Please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Securities and Exchange Commission
September 25, 2007

Response 18: As stated in response to question 16 above, the company recorded costs of services related to service fees under selling, general and administrative expenses. The company has revised its income statement to report such expenses under cost of goods sold. This reduces the gross profit for the six months ended June 30, 2007 to $53,195 and brings the profit margin more in line with the statements made in the MD&A. See the anticipated revised income statement shown below for three months and six months ending June 30, 2007:

HouseRaising, Inc. and Subsidiaries
Consolidated Statement of Operations
For the three months ended June 30, 2007 and 2006

	2007	2006
SALES AND COST OF SALES
Sales	$294,456	$233,330
Gross Profit	53,195	63,066

OTHER REVENUES
Realty Income	81,546	0
Other Income	2,205	0
Total Other Revenues	83,751	0

GROSS MARGIN	191,854	63,066

EXPENSES
Selling, general and administrative	752,748	497,894
Consulting, professional fees, and salaries—stock based comp	365,095	289,519
Interest	119,824	47,493
Depreciation	250,584	8,421
TOTAL EXPENSES	1,488,251	843,327

Net Loss	$(1,351,305)	$(780,261)
Net (loss) per share—basic and fully diluted	(0.03)	(0.02)
Weighted average shares outstanding	52,849,651	47,577,610

Securities and Exchange Commission
September 25, 2007

HouseRaising, Inc. and Subsidiaries
Consolidated Statement of Operations
For the six months ended June 30, 2007 and 2006

	2007	2006
SALES AND COST OF SALES
Sales	$314,568	$510,966
Gross Profit	53,195	69,894

OTHER REVENUES
Realty Income	120,504	0
Other Income	6,705	0
Total Other Revenues	127,209	0

GROSS MARGIN	255,424	129,519

EXPENSES
Selling, general and administrative	1,500,454	887,930
Consulting, professional fees, and salaries—stock based comp	946,160	431,468
Interest	265,802	78,324
Depreciation	496,309	16,863
TOTAL EXPENSES	3,208,725	1,414,585

Net Loss	$(3,028,321)	$(1,344,691)
Net (loss) per share—basic and fully diluted	(0.06)	(0.03)
Weighted average shares outstanding	52,309,937	46,477,559

Financial Statements

19. Please disclose in your footnotes the nature and terms of your $1.2 million prepaid expense at June 30, 2007. Tell us supplementally the authoritative literature which supports your accounting.

Response 19: The Company will add a footnote that explains the nature and terms of the $1.2 million prepaid expense at June 30, 2007. As mentioned in Other Events and the companies MD&A, the company is accruing the compensation to a principal executive in exchange for a personal guarantee with Wachovia that extended an additional $4 million line of credit to the Company on February 9, 2007 as reported on SEC Form 8-K. The amount of the prepaid expense is the remaining balance of the unamortized expense associated with this compensation (based on grant date accounting described in FAS123 and FAS123R). See the anticipated information that will be added as show below.

The following information will be added to the “other events” section where this mater is already discussed:

The Company is accruing the value of this consideration over a 36 month period of time (the expected period of the standby letter of credit and pledge of securities) beginning February, 2007 and recorded the unamortized amount as a prepaid expense on the balance sheet.

Securities and Exchange Commission
September 25, 2007

The following information will be added to the MD&A section under “Expenses” where this matter is already referenced:

The Company has recorded the unamortized amount ($1.119 million) as a prepaid expense on the balance sheet.

Please let us know if you have any further questions. We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Richard A. von Gnechten
Richard A. von Gnechten
Chief Financial Officer

cc: Harold H. Martin, Esq.

Enclosures

EXHIBIT 31.1

Certification Pursuant to Section 13a-15 of the Securities Exchange Act of 1934 of Gregory J. Wessling (HouseRaising Chairman of the Board, Chief Executive Officer and President)

I, Gregory J. Wessling, certify that:

1. I have reviewed this report on Form 10-KSB/A for the year ended December 31, 2006 of HouseRaising, Inc. (“registrant”);

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: September 25, 2007

/s/ Gregory J. Wessling
Gregory J. Wessling
Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)